 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month of July, 2021

ICON plc
(Registrant’s name)

333-08704
 (Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
00-353-1-291-2000
 (Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F __X___	Form 40-F ______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein and in the registration statement on Form S-8 (Registration No. 333-231527) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On  July 1, 2021 (the “Closing Date”), ICON plc, a public limited company in Ireland (“ICON”), ICON US Holdings Inc., a Delaware corporation and subsidiary of ICON (“US HoldCo”), Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON and US HoldCo (“Merger Sub”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”) completed the previously announced merger pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 24, 2021, by and among ICON, US HoldCo, Merger Sub and PRA. Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub was merged with and into PRA, with PRA surviving as a subsidiary of ICON and US HoldCo (the “Merger”).

As a result of the Merger, each share of PRA common stock issued and outstanding immediately prior to the completion of the Merger (other than shares held by any shareholder who properly demands and perfects his, her or its appraisal rights with respect to such shares and treasury shares held by PRA) was cancelled and converted into the right to receive: (i) from ICON, 0.4125 of one ICON ordinary share and (ii) from US Holdco and the surviving corporation $80.00 in cash, without interest.

Equity awards of PRA that are outstanding prior to the effective time of the Merger were generally treated as follows (subject to the terms and conditions set forth in the Merger Agreement):

•          Each outstanding PRA stock option and restricted stock unit was assumed by ICON on the same terms and conditions (including vesting conditions) and converted to a stock option or restricted stock unit based on ICON ordinary shares with the number of ICON ordinary shares and exercise price in the case of stock options determined at a conversion ratio as set forth under the Merger Agreement; and

•          Each outstanding share of PRA restricted stock was vested at the Closing and was cancelled and converted into the right to receive the per share merger consideration.

On June 15, 2021, the Merger was approved by the ICON shareholders at the ICON Extraordinary General Meeting and the PRA shareholders at the special meeting of its shareholders.

As a result of the Merger, Colin Shannon who served as PRA Chairman and Chief Executive Officer, and Linda Grais, who also served on the PRA Board, will join ICON’s Board of Directors.

 The foregoing description of the Merger and the Merger Agreement, and the related transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement which is attached as Exhibit 2.1 to ICON’s Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2021 and incorporated herein by reference herein.

Senior Secured Credit Facilities

On the Closing Date, ICON Luxembourg, S.À R.L., a société à responsabilité limitée incorporated and existing under Luxembourg law, having its registered office at 61, rue de Rollingergrund, L-2440, Luxembourg and registered with the Luxembourg register of commerce and companies (R.C.S. Luxembourg) under number B66588 (the “Lux Borrower”), ICON Clinical Investments, LLC, a Delaware limited liability company (the “Lux U.S. Subsidiary Borrower”), Merger Sub (prior to the consummation of the Merger, the “U.S. Borrower”) (which, after giving effect to the Merger on the Closing Date, shall be succeeded by PRA (following the consummation of the Merger, the “U.S. Borrower”), and ICON entered into a credit agreement with Citibank, N.A., as administrative agent, Citibank, N.A., London Branch, as collateral agent, the other borrowers party thereto from time to time, the subsidiary guarantors party thereto from time to time and lenders party thereto from time to time (the “Credit Agreement”) providing for a senior secured first-lien term loan facility borrowed by the Lux Borrower and the Lux U.S. Borrower in an initial aggregate principal amount of $4,415 million (the “Lux Term Loan Facility”), a senior secured first-lien term loan facility borrowed by the U.S. Borrower in an initial aggregate principal amount of $1,100.0 million (the “U.S. Term Loan Facility” and together with the Lux Term Loan Facility, the “Term Loan Facilities”) and a senior secured first-lien revolving loan facility available to the Lux Borrower, the U.S. Borrower and certain other subsidiaries of ICON in an initial aggregate principal amount of $300 million (the “Revolving Loan Facility” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities”). The proceeds of the Term Loan Facilities were used to (x) repay in full (i) PRA’s existing credit facilities and (ii) Icon Investments Five Unlimited Company’s Series A Notes and Series B Notes outstanding and (y) fund, in part, the Transaction. The Term Loan Facilities will mature in July 2028 and the Revolving Loan Facility will mature in July 2026.  As of the Closing Date, the Revolving Loan Facility was undrawn, other than certain letters of credit issued on the Closing Date.

Borrowings under the Term Loan Facility amortize in equal quarterly instalments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the Term Loan Facilities will be, at the option of the Applicable Borrower (as defined in the Credit Agreement), either (1) the base rate (as described in the Credit Agreement) plus an applicable margin of 1.50% or (2) LIBOR plus an applicable margin of 2.50%, in each case, with a step down of 0.25% if the First Lien Net Leverage Ratio is equal to or less than 4.00 to 1.00. The Term Loan Facilities are subject to a LIBOR floor of 0.50%.

The interest rate margin applicable to borrowings under the Revolving Loan Facility will be, at the option of the Applicable Borrower, either (1) the base rate  plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (2)  LIBOR plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. The Revolving Loan Facility is subject to a LIBOR floor of 0.00%.  In addition, the lenders under the Revolving Loan Facility are entitled to (i) a commitment fee in an amount equal to 35% of the applicable margin for LIBOR loans on the undrawn commitments and (ii) a utilization fee in an amount equal to 0.10%, 0.20% or 0.40%, based on the average utilization of the Revolving Loan Facility, on the amount of the revolving commitments.

The Applicable Borrower may voluntarily prepay loans under the Term Loan Facilities, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty (other than a 1.00% premium on any prepayment in connection with a repricing transaction (as described in the Credit Agreement) prior to the date that is six months after the Closing Date).  The Borrowers will be required to make certain mandatory prepayments of the Term Loan Facilities in certain circumstances.

The Borrowers’ (as defined in the Credit Agreement) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the Subsidiary Guarantors (as defined in the Credit Agreement). The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the Subsidiary Guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Notes, subject to other permitted liens.

The Senior Secured Credit Facilities contain customary negative covenants, including, but not limited to, restrictions on the ability of ICON and its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.  In addition, the Revolving Credit Facility contains a financial covenant that requires ICON to maintain a Total Net Leverage Ratio (as defined in the Credit Agreement) of 5.75:1.00 prior to June 30, 2023 and 4.50:1.00 on and after June 30, 2023, subject to a step-down of 0.50:1.00 following a Material Acquisition (as defined in the Credit Agreement), which will be tested at the end of any fiscal quarter only if amounts are drawn under the Revolving Credit Facility (excluding cash collateralized and backstopped letters of credit) in excess of 30% of the Revolving Commitments.

The Senior Secured Credit Facilities provide that, upon the occurrence of certain events of default, the obligations thereunder may be accelerated. Such events of default will include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension-plan events, change of control and other customary events of default.

The foregoing description of the Senior Secured Credit Facilities do not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K, and is incorporated by reference herein.

Senior Secured Notes

On the Closing Date, Merger Sub issued $500,000,000 in aggregate principal amount of 2.875% Senior Secured Notes due 2026 (the “Notes”) in a private offering (the “Offering”). The Notes will mature on July 15, 2026 and will bear interest at a rate of 2.875%. The Notes were issued pursuant to an indenture, dated as of the Closing Date, by and among Merger Sub, ICON, certain subsidiaries of ICON and certain subsidiaries of PRA, as guarantors (collectively, the “Guarantors”) and Citibank, N.A., as trustee (the “Senior Secured Notes Indenture”). Pursuant to the Senior Secured Notes Indenture, PRA acknowledged its assumption of the rights and obligations of Merger Sub under the indenture and the Notes and the obligations of PRA, including the due and punctual payment of interest on the Notes, will be fully and unconditionally guaranteed, jointly and severally, on a senior secured first lien basis by the Guarantors.

The proceeds from the Offering, together with cash on hand and borrowings made under the Senior Secured Credit Facilities, were used to (i) fund the cash consideration payable by ICON for the Merger, (ii) refinance and repay certain existing indebtedness of ICON, its subsidiaries and PRA (the “Refinancing”) and (iii) pay fees and expenses related to the Merger, the Refinancing and the Offering. Upon the consummation of the Merger, ICON and certain of its direct and indirect subsidiaries agreed to guarantee the Notes on a senior secured basis which also guarantees the Senior Secured Credit Facilities.

The foregoing description of the Senior Secured Notes Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Senior Secured Notes Indenture, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 6-K, and is incorporated by reference herein.

In connection with the execution of the Merger Agreement, Citigroup Global Markets Inc. committed to provide to ICON a senior secured revolving credit facility and a senior secured bridge loan facility to finance ICON’s obligations in respect of the transactions contemplated by the Merger Agreement. As a result of the closing of the Senior Secured Credit Facilities and the offering of the Senior Secured Notes, such commitment was extinguished and effectively replaced by such long term financing.

EXHIBIT LIST

Exhibit	Description
99.1
Credit Agreement, dated as of July 1, 2021, by and among ICON Luxembourg, S.À R.L., ICON  Clinical Investments, LLC, Indigo Merger Sub, Inc. (which, after giving effect to the Merger on  the Closing Date, was succeeded by PRA Health Sciences, Inc.), ICON Public Limited  Company, the other borrowers party thereto from time to time, the subsidiary guarantors party  thereto from time to time, lenders party thereto, Citibank, N.A., as administrative agent, and  Citibank, N.A., London Branch, as collateral agent.

99.2
Indenture, dated as of July 1, 2021, by and among Indigo Merger Sub, Inc., PRA Health Sciences, Inc., the guarantors party thereto and Citibank, N.A., London Branch as trustee, notes collateral agent, paying agent, transfer agent and registrar.

99.3	Press Release, dated July 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Date: July 1, 2021	Brendan Brennan Chief Financial Officer